Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in this Registration Statement by Precision Therapeutics Inc., on Amendment No. 1 of Form S-4 of our audit report, dated August 30, 2018 (October 17, 2018, as to the effects of the restatement discussed in Note 3 and Note 5), relating to the consolidated financial statements of Helomics Holding Corporation and Subsidiaries as of and for the year ended December 31, 2017 and the period from December 7, 2016 (inception) to December 31, 2016, appearing in the prospectus which are a part of this Registration Statement. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

Schneider Downs & Co., Inc.

/s/ Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania

December 26, 2018